Exhibit A

INCREDIMAIL ANNOUNCES STOCK REPURCHASE PROGRAM

        TEL AVIV, ISRAEL (January 23, 2008) - IncrediMail Ltd., (NASDAQ: MAIL, http://www.incredimail-corp.com), an Internet content and media company, today announced that its Board of Directors has resolved to adopt a share buyback plan for a total of $3.75 million, initially purchasing up to $1 million worth of its ordinary shares as soon as practicable, and the balance subject to tax considerations.

        "This buyback program represents the Board's strong vote of confidence in our plan for achieving value-based growth," commented Yaron Adler, IncrediMail's CEO.

        All shares will be purchased in the open market subject to regulations governing the Company in this matter.

About IncrediMail Ltd.
IncrediMail is an Internet content and media company. Founded in 1999, IncrediMail's products bring a new level of fun, personality and convenience to email, desktops and screen savers, and have been downloaded more than eighty million times. Having secured more than ten million active users, IncrediMail is now branching out into Instant Messaging, Web 2.0 and social networking applications, using its unique content and approach to enhance the user experience.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words "believe," "expect," "intend," "plan," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact Information
For further information please contact:

Mr. Yacov Kaufman
Chief Financial Officer
yacov@incredimail.com

The Investor Relations Group
Conrad Mir
212-825-3210
conrad@investorrelationsgroup.com